April 5, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Mr. Adam Ilczuk appointed as President of Stream Poland

VANCOUVER, British Columbia, April 5, 2006 – Stream Communications Network and Media Inc. (OTCBB:SCNWF), a broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, is pleased to announce the appointment of Mr. Adam Ilczuk as President of its subsidiary Stream Communications Sp. Z o.o. (“Stream Poland”). Mr. Ilczuk is a seasoned senior executive with over twenty years of progressive business experience. He will be responsible for all aspects of operations including general management, marketing and finance.

Mr. Ilczhuk brings more than ten years of experience in the telecommunications / multimedia business. His vast knowledge of the telecommunications and media industries will assist the Company with its expansion and development efforts.

As president, Mr. Ilczuk will be responsible for overlooking Stream’s entire operation in Poland, including all company subsidiary networks. Furthermore, Mr. Ilczhuk will have a great impact in reducing overall operating costs while increasing the number of Revenue Generating Units (RGUs) and Average Revenue per User (ARPU).

Most recently, throughout 2004 and 2005, Mr. Ilczhuk worked in Russia as the Commercial Director of Comcor-TV and as Vice President of Sales and Marketing of its holding company Moscow CableCom Corp. Mr. Ilczhuk managed the project of wiring the city of Moscow to provide broadband services including cable television, high-speed Internet access and IP-based telephony to residential and business customers.

Previously, Mr. Ilczhuk spent 6 years working initially as a Financial Director, and later as Business Development Director and Regional Director for United Pan-Europe Communications (UPC) in Poland, and its predecessor company, Polska Telewizja Kablowa (later called @Entertainment).  Mr. Ilczhuk grew the business in one of his regions from 15,000 to 240,000 subscribers through aggressive acquisitions and new construction while raising the ARPU by over 200%.  @ Entertainment was acquired in June 1999 by UPC, the largest cable operator in Europe for $1.1 billion.

Mr. Ilczuk holds an MBA in Finance from the University of New Haven. Mr. Ilczhuk also attended the Warsaw School of Economics, where he studied International Business. He is also fluent in English, Polish, German and Russian.

Iwona Kozak, President of Stream Communications, stated, "Adam has an excellent understanding of the broadband sector and proven leadership and strategic skills. He will lead the execution of Stream’s growth strategy and manage day-to-day operations.” Kozak continued to say, “I am thrilled about this appointment and look forward to working with Adam on moving the Company forward and materializing on this excellent business opportunity.”

For all future Stream Communications investor relations needs, investors are asked to visit the Stream Communications IR Hub at http://www.agoracom.com/IR/StreamCommunications where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to SCNWF@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Stream Communications

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.

Contact Information

Corporate Inquiries

Mike Young

tel: 604-669-2826 toll free: 1-800-704-9649

e-mail: mike.young@streamcn.com

Investor Relations

AGORACOM Investor Relations

http://www.agoracom.com/IR/StreamCommunications

SCNWF@Agoracom.com